UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number: 000-30084

LINUX GOLD CORP.
(Translation of registrant's name into English)

1103-11871 Horsehoe Way, Richmond, BC V7A 5H5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ X ] Form 20-F [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SUBMITTED HEREWITH

Linux Gold Corp. (the “Company”) completed on May 8, 2006 a private placement of US$2,000,000 of securities with several institutional investors. The private placement consists of Senior Secured Convertible Discount Notes (the “Convertible Notes”) which were issued at an original issue discount of 5%, are convertible into common stock of the Company at a conversion price of $0.40 per share and mature on November 8, 2007. US$1,500,000 was funded at closing with the remaining US$500,000 to be funded upon the filing of a resale registration statement with the US Securities and Exchange Commission. The investors also received five-year warrants to purchase, in the aggregate, 5,000,000 shares of common stock of the Company at an exercise price of $0.50 per share and warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock of the Company at an exercise price of $0.52 per share exercisable upon the earlier of one year after the effectiveness of the resale registration statement or May 8, 2016. The Company received an aggregate of $1,825,000 of net proceeds from this transaction. Casimir Capital L.P. acted as placement agent for the financing. All assets of the Company are pledged as collateral. The Company has also agreed to file a registration statement covering the resale of shares of common stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants.

The following agreements were also entered into in connection with the Convertible Notes: a Securities Purchase Agreement; Series A and Series B Common Stock Purchase Warrants; a Registration Rights Agreement; a Security Agreement and a Subsidiary Guarantee Agreement.

The funds raised by the Convertible Notes will be used for continued exploration and development expenses on the Granite Mountain claims and for general working capital purposes.

Exhibits

4.1	Securities Purchase Agreement

4.2	Form of Senior Secured Convertible Discount Notes

4.3	Form of Series A Warrants

4.4	Form of Series B Warrants

4.5	Registration Rights Agreement

99.1	Security Agreement

99.2	Subsidiary Guarantee

99.3	Press Release Dated May 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

Date: May 11, 2006	By: /s/ John Robertson
John Robertson
Title: President